UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number  000-10960

FIRSTCASH, INC.
(Exact name of registrant as specified in its charter)

1600 West 7th Street
Fort Worth, Texas 76102
817 335-1100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share, of FirstCash, Inc.*
Preferred Share Purchase Rights of FirstCash, Inc.*
(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share, of FirstCash Holdings, Inc.*
Preferred Share Purchase Rights of FirstCash Holdings, Inc.*
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

* On December 16, 2021, FirstCash, Inc., a Delaware corporation (“FirstCash”), completed a holding company reorganization (the “Reorganization”) in accordance with Section 251(g) of the General Corporation Law of Delaware and that certain Agreement and Plan of Merger, dated December 16, 2021, by and among FirstCash, FirstCash Holdings, Inc., a Delaware corporation (“Holdings”), and Atlantis Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Holdings (“Merger Sub”), pursuant to which Merger Sub merged with and into FirstCash (the “Merger”), with FirstCash surviving as a wholly-owned subsidiary of Holdings. In connection with the Reorganization, all of the outstanding capital stock of FirstCash (including any stock options or other rights to acquire the same) was converted automatically, on a share-for-share basis, into equivalent corresponding capital stock of Holdings (and rights to acquire the same), having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding capital stock being converted. Accordingly, FirstCash’s shareholders immediately before the consummation of the Merger became shareholders of Holdings upon consummation of the Merger. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of FirstCash and does not affect the reporting obligations of Holdings, which is the successor registrant to FirstCash under the Exchange Act.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, FirstCash Holdings, Inc., as successor registrant to FirstCash, Inc., has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 30, 2021	FIRSTCASH HOLDINGS, INC.
(in its capacity as successor registrant to FirstCash, Inc.)

		By:	/s/ R. Douglas Orr
		Name:	R. Douglas Orr
		Title:	Executive Vice President and Chief Financial Officer

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